

April 19, 2021

Christopher S. Kiper
Managing Member
Legion Partners Holdings LLC
12121 Wilshire Boulevard, Suite 1240
Los Angeles, VA 90025

> **Re:** **OnesSpan Inc.**
> **DFAN14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 15, 2021 by Legion Partners Holdings LLC, et al.**
> **File No. 000-24389**

Dear Mr. Kiper,

We have reviewed the above-captioned filing, and have the following comments. Our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. After reviewing any amendment to the filing and any information provided in reply to these comments, we may have additional comments. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Definitive Additional Materials filed on Schedule 14A

1. Please refer to the following statement: "If the Company were to monetize the declining Hardware business, doing so would immediately transform OneSpan into a pure play software company and likely rerate its shares closer to peer levels, or roughly 70% higher than current levels." In future communications, please present any identical or similar statement as an opinion. Given the suggestion that, as a smaller company with less revenue after selling the hardware operation, OneSpan's market value would rise with no change in the fundamentals underlying its software revenue, please provide us with a reasonable factual basis for the 70% estimate and advise us what consideration, if any, the participants gave to adhering to the disclosure standards enunciated in Release No. 34-16833 (May 23, 1980).

2. Please refer to the following assertion: "four of the Company's long-tenured directors who we believe lack the independence and skillsets to help ensure an appropriate valuation for OneSpan." Nine out of 10 OneSpan directors, however, qualify as independent under the applicable standards codified within NASDAQ rules. Given that only one non-independent director exists, please advise us, with a view toward corrective disclosure, of the factual foundation for the assertion that four of OneSpan's directors lack "independence."

3. Please refer to the following statement: "Rather than proactively address this structural issue through a strategic review of the Hardware business over a year ago when we first raised the issue and when its revenue and value were much higher, the Board chose not to act." The Board, however, disclosed that it formed a new Finance and Strategy Committee in September 2020. On December 9, 2020, OneSpan retained an investment bank to act as an independent financial advisor in connection with a strategic review. Please advise us, with a view toward corrective disclosure, the basis for the assertion that the Board "chose not to act" with respect to performing a strategic review of OneSpan, including its hardware business.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or inaction by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Elizabeth Gonzalez-Sussman, Esq.